Exhibit 3.1(b)

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION OF UAL CORPORATION

UAL Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”) does hereby certify:

FIRST: That the Board of Directors of the Company, at a meeting of its members, adopted resolutions authorizing and declaring advisable an amendment to Section 5.2 of Part VI of the Fourth Article of the Restated Certificate of Incorporation of the Company, as amended, so that, as so amended in its entirety, said section shall be and read as follows:

5.2 Any attempted Transfer of Corporation Securities prior to the earliest of (A) February 1, 2014, or such later date as may be approved by a majority vote of the Board of Directors, (B) the repeal, amendment or modification of Section 382 of the Code (and any comparable successor provision) (“Section 382”) in such a way as to render the restrictions imposed by Section 382 no longer applicable to the Corporation, (C) the beginning of a taxable year of the Corporation (or any successor thereof) in which no Tax Benefits are available, and (D) the date on which the limitation amount imposed by Section 382 in the event of an ownership change of the Corporation, as defined in Section 382, would not be materially less than the net operating loss carryforward or net unrealized built-in loss of the Corporation (the “Restriction Release Date”), or any attempted Transfer of Corporation Securities pursuant to an agreement entered into prior to the Restriction Release Date, shall be prohibited and void ab initio so far as it purports to transfer ownership or rights in respect of such stock to the Purported Transferee (y) if the transferor is a Five-Percent Shareholder or (z) to the extent that, as a result of such Transfer (or any series of Transfers of which such Transfer is a part), either (1) any Person or group of Persons shall become a Five-Percent Shareholder other than by reason of Treasury Regulation Section 1.382-2T(j)(3) or any successor to such regulation or (2) the Percentage Stock Ownership interest in the Corporation of any Five-Percent Shareholder shall be increased; provided, that this paragraph 5.2 shall not apply to, nor shall any other provision in this Restated Certificate prohibit, restrict or limit in any way, the issuance of Corporation Securities by the Corporation in accordance with the Second Amended Joint Plan of Reorganization of the Corporation dated January 20, 2006 (the “Chapter 11 Plan”).

SECOND: That thereafter, pursuant to resolutions of the Board of Directors of the Company, the annual meeting of the stockholders of said corporation was duly called and held on June 10, 2010, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That said amendment shall become effective upon the filing of this Certificate of Amendment of Restated Certificate of Incorporation of the Company with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of June, 2010.

UAL CORPORATION

By:	/s/ Thomas J. Sabatino, Jr.
Name:	Thomas J. Sabatino, Jr.
Title:	Senior Vice President, General Counsel and Corporate Secretary